[Arlington Asset Investment Corp. Letterhead]

February 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

RE:      Arlington Asset Investment Corp.

Registration Statement on Form S-3

File No. 333-215384

Filed on December 30, 2016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arlington Asset Investment Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:01 p.m., Eastern Time, on February 17, 2017 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Robert K. Smith of Hunton & Williams LLP at (202) 955-1611.

Very truly yours,

ARLINGTON ASSET INVESTMENT CORP.

By:	/s/ Richard E. Konzmann

Name:	Richard E. Konzmann
Title:	Executive Vice President, Chief Financial Officer and Treasurer